SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

TimefireVR Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88732W109

(CUSIP Number)

Jonathan Read

7150 E. Camelback Rd.

Suite 444

Scottsdale AZ  85251

(602)617-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2018

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS
Jonathan Read
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER
242,962,071
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
242,962,071
10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,962,071 (1)
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.01% (2)
14. TYPE OF REPORTING PERSON
IN

(1)	The Reporting Person is the beneficial owner of all 100 shares of the Issuer’s Series A Preferred Stock (the “Series A”). The Series A entitles the holder to total voting power equal to one vote more than the total combined voting power of the common stock and all other series or classes of equity of the Issuer.
(2)	As of December 21, 2018, there were 235,460,470 shares of the Issuer’s common stock outstanding and an additional 7,501,600 votes attributable to the Issuer’s Convertible Series E Preferred Stock (the “Series E”) bringing the total outstanding voting power to 242,962,070. As such the Series A would have entitled the Reporting Person to a total of 242,962,071 votes on said record date. The number of votes held by the Reporting Person is subject to adjustment on the record date for any action to be submitted for shareholder approval based on the total outstanding voting power on such record date. Does not include 10,000,000 stock option which are vested, or will vest within 60 days of December 21, 2018, to purchase shares of the Issuer’s common stock held by the Reporting Person. Does not include 500,000 shares of common stock owed to the Reporting Person which the Reporting Person cannot vote or sell due to the Issuer’s lack of authorized capital.

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of TimefireVR Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7150 E. Camelback Rd. Suite 444 Scottsdale AZ  85251.

Item 2.	Identity and Background.

(a) This statement is filed on behalf of Jonathan Read (the “Reporting Person”).

(b) The Reporting Person’s principal business address is 7150 E. Camelback Rd. Suite 444 Scottsdale AZ  85251.

(c) The Reporting Person’s present principal occupation is acting as the Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

The Reporting Person purchased the Series A with personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Series A for the purpose of effecting a reverse stock split of the Issuer’s common stock. The issuance of the Series A was done with a view to improve the Issuer’s financial condition by effecting a reverse stock split of the Issuer’s common stock.

The Issuer is currently unable to reserve a sufficient number of shares of common stock to cover all of the Issuer’s obligations under the Issuer’s outstanding convertible promissory notes and Series E. As a result, the Issuer is currently in default on its obligations to its note holders and Series E holders. Further, the Issuer undertook an obligation in the Securities Purchase Agreement for its March Convertible Promissory Notes to effect a reverse stock split of the Issuer’s common stock. Without a reverse stock split the Issuer cannot expect any material financing. If the Issuer is unable to effect the reverse stock split the Issuer will face legal and financial penalties that will likely result in the Issuer being unable to continue its operations and force the Issuer to close its doors. Under these circumstances, the Issuer elected to issue the Series A to the Reporting Person in order to enable to Reporting Person to vote to effect a reverse stock split of the Issuer’s common stock.

The disclosure under Item 3, above, is incorporated by reference herein.

The Reporting Person does not have any plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has no intent to acquire more shares of the Issuer. However, upon effecting the reverse stock split, subject to future market conditions, the Issuer will likely issue an unknown amount of shares at an unknown price.

Item 5.	Interest in Securities of the Issuer.
(a)	Aggregate Number and Percentage of Class of Securities

The Reporting Person owns 100 shares of Series A which constitute 100% of the outstanding Series A.

(b)	The Reporting Person has voting and dispositive power over the Issuer’s securities as described above in Item 5(a).

(c)	For the description of the transactions with respect to the Issuer’s securities effected by the Reporting Person during the past sixty (60) days see “Item 4- Purpose of Transaction.”

(d)	To the knowledge of the Reporting Person, no person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities of the Issuer beneficially owned by the Reporting Person.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 7, 2019	/s/ Jonathan Read
Date	Jonathan Read